EXHIBIT 99.1

In connection with the Offer, each Wright RSU, other than the 2020 RSUs, that was outstanding and unvested immediately prior to the Acceptance Time vested in full at the Acceptance Time, and at the Closing was cancelled in exchange for a cash payment equal to the product of
(a) $30.75 multiplied by (b) the total number of Shares subject to such Wright RSU as of immediately prior to the Acceptance Time, without interest and less applicable withholding taxes. The 2020 RSUs vested pro rata based on the number of days elapsed between the grant date
(July 23, 2020) and the Acceptance Time, and, at the Closing, the vested 2020 RSUs were cancelled in exchange for a cash payment equal to the product of (a) $30.75 multiplied by (b) the total number of vested Shares subject to such 2020 RSU as of immediately prior to the Acceptance Time, without interest and less applicable withholding taxes. The remaining 2020 RSUs that did not vest at the Acceptance Time were canceled and forfeited at the Closing for no Offer Consideration or other consideration. See Note (3) above.